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Exhibit 99.2

NOTICE OF REDEMPTION

To the Holders of:	BIOVAIL CORPORATION
7 7/8% SENIOR SUBORDINATED NOTES DUE 2010 (the "Notes")
CUSIP Numbers:	09067JAB5

        Reference is made to that certain Indenture dated March 28, 2002 (the "Base Indenture"), as supplemented by the First Supplemental Indenture thereto dated March 28, 2002 (the "Indenture Supplement" and, together with the Base Indenture, the "Indenture") between Biovail Corporation, as Issuer, Computershare Trust Company, Inc., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee. Capitalized terms used but not defined herein have the meaning set forth in the Indenture.

        NOTICE IS HEREBY GIVEN that, pursuant to Section 501 of the Indenture Supplement and Article Eleven of the Base Indenture:

        1.     The Issuer has elected to redeem the entire outstanding aggregate amount of Notes pursuant to the fourth paragraph of the Reverse of Note.

        2.     The Redemption Date will occur on April 1, 2007 (the "Redemption Date"). The Redemption Price of the Notes is 101.969% of the principal amount of Notes, plus accrued and unpaid interest to the Redemption Date (which total amount shall be $1,059.065 per $1,000 principal amount of Notes), which will become due and payable on the Redemption Date. April 1, 2007 is a Sunday and not a Business Day. As per the Indenture, the Redemption Price and the accrued and unpaid interest will not be paid until the next succeeding Business Day with the same force and effect as if made on the Redemption Date and no interest shall accrue for the period from and after the Redemption Date through such next succeeding Business Day.

        3.     From and after the Redemption Date, the Notes will cease to bear interest unless the Issuer defaults in the payment of the Redemption Price and any accrued interest.

        4.     COMPUTERSHARE TRUST COMPANY, INC. (the "Paying Agent") will act as Paying Agent for the purpose of receiving Notes tendered for redemption. Delivery of Notes to the Paying Agent for such purpose at the place fixed for redemption may be as follows:

By Registered or Certified Mail; Hand or Overnight Delivery: 350 Indiana St., Suite 800 Golden, CO 80401	Facsimile Transactions: (Eligible Institutions Only) (303) 262-0606 Attn: Corporate Actions
For Information or to Confirm by Telephone Call: (800) 962-4284

        The method of delivery of certificates is at your election and risk. If delivered by mail, we recommend registered insured mail.

        5.     In order to collect the Redemption Price, Notes must be surrendered to the Paying Agent at any time on or after the close of business on the Redemption Date.

        6.     No representation is made as to the correctness or accuracy of the above CUSIP number or the one appearing on the Notes of this issue.

Dated: February 27, 2007
BIOVAIL CORPORATION

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NOTICE OF REDEMPTION